LAW OFFICES

SILVER, FREEDMAN & TAFF, L.L.P.

A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

3299 K STREET, N.W., SUITE 100

WASHINGTON, D.C. 20007

PHONE: (202) 295-4500

FAX: (202) 337-5502

WWW.SFTLAW.COM

February 7, 2012

VIA EDGAR

Michael Clampitt

Senior Staff Attorney

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Central Federal Corporation
Amendment No. 2 to Registration Statement on Form S-1
File Number 333-177434

Dear Mr. Clampitt:

Pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, on behalf of our client Central Federal Corporation (the “Registrant”), we have filed this letter today as “Correspondence.”

This letter responds to comments raised by the Staff of the Securities and Exchange Commission in its letter dated February 6, 2012, (the “Comment Letter”). The Registrant’s responses to the Staff’s comments are numbered to correspond to the numbered comments in the Comment Letter and the Staff’s comments are repeated below for your convenience.

1.	We note that if “CFBank fails to meet the capital requirements of the CFBank Cease and Desist Order, fails to comply with the plan or at the request of the Regulator, CFBank shall prepare and submit a contingency plan …,” and that “CFBank has requested a further extension of this requirement.” We also note that “[b]y July 31, 2011, the Board of Directors of CFBank was required to develop and submit for Regulator comment a written management succession plan. The Board of Directors of CFBank has received an extension of this deadline to January 31, 2012[,]” and that “CFBank has requested a further extension of this requirement.” Please advise on the status of these extension requests.

Michael Clampitt, Senior Staff Attorney

Securities and Exchange Commission

February 7, 2012

Please be advised supplementally that the Prospectus discloses the current status of each of the noted extension requests. The Regulators simply have not responded at this time to these matters. As a result, no additional disclosure has been provided in the Prospectus.

2.	We note that you may pay up to $300,000 to Timothy T. O’Dell. Please tell us why you have not included this in your expenses of issuance and distribution table or revise your filing.

Please be advised supplementally that this amount has not been included in the expenses of issuance and distribution table because this amount will not be paid if the offering is completed. This amount will only be paid if Central Federal Corporation terminates the Standby Purchase Agreement pursuant to Section 8(c) of that Agreement after determining that it is not in the best interests of Central Federal Corporation and its shareholders to go forward with the offering and (i) within six months of the date of termination Central Federal Corporation enters into a written merger transaction agreement; or (ii) at the time of termination Central Federal Corporation has received subscriptions in the offering for at least $17.5 million in gross proceeds, excluding funds received from the standby purchasers, but elects not to complete the offering. We note that this provision is summarized at page 47 of the Prospectus and, therefore, no additional disclosure has been provided in the Prospectus.

3.	Please tell us why you have not increased the item for “financial advisor and information agent expenses.” In this regard, we note your statements on pages 58 and 59 regarding payments to ParaCap, including that “[w]e have agreed to reimburse ParaCap for its reasonable out-of-pocket expenses pertaining to its engagement, including legal fees, up to $100,000, regardless of whether the rights offering is consummated. In the event that no shares of common stock are sold pursuant to the exercise of basic subscription rights and all shares of common stock are sold pursuant to the public offering, then the financial advisory fees and expenses would be $1,260,575 at the minimum of the offering and $1,673,075 at the maximum of the offering.”

In your next response letter, supplementally provide us with a detailed explanation of all fees, commissions, and the like, that may be owed by the company (i) in the event the company does not consummate the offering, and (ii) in the event the company does consummate the offering.

Please be advised supplementally that we have not increased our estimated financial advisor and information agent expenses estimate because the fees and expenses to be paid to ParaCap as Central Federal Corporation’s financial advisor and information agent have not changed. The disclosure cited above was required by FINRA in the highly unlikely event that every share of stock at both the minimum and the

Michael Clampitt, Senior Staff Attorney

Securities and Exchange Commission

February 7, 2012

maximum of the offering range is sold in the public offering at the maximum 5.5% fee and no shares are sold in the rights offering. Our disclosure in the Offering Summary table on the cover of the Prospectus reflects Central Federal Corporation’s best estimate of which phase of the offering shares may be sold and the corresponding fees to be paid. Details regarding the fee arrangement with ParaCap are set forth under “Plan of Distribution” on pages 58 and 59 of the Prospectus.

Please also be advised supplementally as follows regarding fees, commissions and the like that may be owed by Central Federal Corporation (all of which information is disclosed in the Prospectus):

Offering does NOT close:

A.	$15,000 per month to ParaCap until termination of the transaction, as required in the engagement letter;

B.	A maximum of $100,000 to ParaCap for reimbursement of documented expenses, including expenses of ParaCap’s counsel;

C.	$300,000 to Timothy O’Dell, on behalf of all the standby purchasers, if the standby purchase agreement is terminated under the conditions set forth in our response to comment 2 above. $80,000 to Timothy O’Dell, on behalf of all the standby purchasers, if the standby purchase agreement is terminated for various other permitted reasons, for reimbursement of actual fees, costs and legal expenses incurred by the standby purchasers.

Offering DOES close:

A.	Fees and expenses as set forth under the Plan of Distribution section of the Prospectus and estimated in the Offering Summary on the Prospectus cover.

B.	$75,000 to ParaCap for a fairness opinion in the event Central Federal Corporation requests such an opinion. Central Federal Corporation does not intend to request a fairness opinion.

C.	$80,000 to Timothy O’Dell, on behalf of all the standby purchasers, for reimbursement of actual fees, costs and legal expenses incurred by the standby purchasers, and $90,000 to Timothy O’Dell, on behalf of himself, Thad R. Perry and Robert E. Hoeweler, in consideration of the efforts of such individuals in connection with the negotiation of the standby purchase agreements.

Closing Comments

In connection with responding to the Comment Letter, the Registrant acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

Michael Clampitt, Senior Staff Attorney

Securities and Exchange Commission

February 7, 2012

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Concurrent with the filing of this response, we are providing a request from the Registrant for acceleration of the effective date of the registration statement to Wednesday, February 8, 2012 at 5:00 p.m., or as soon thereafter as practicable.

If the Staff has any questions or comments with respect to these responses to comments, please call me at (202) 295-4507 or Marty Meyrowitz at (202) 295-4527.

Very truly yours,

/s/ James S. Fleischer

James S. Fleischer, P.C.

cc:	(Hard copy by messenger)
Michael F. Johnson, SEC Staff Attorney
Ms. Eloise Mackus, CEO

CENTRAL FEDERAL CORPORATION

2923 Smith Road

Fairlawn, Ohio 44333

February 7, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Central Federal Corporation (the “Company”)
Request for Acceleration of Effectiveness of
Registration Statement on Form S-1 (File No. 333-177434)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced registration statement to February 8, 2012 at 5:00 p.m., Eastern Standard Time, or as soon thereafter as is practicable. We acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CENTRAL FEDERAL CORPORATION

By:	/S/
Name:	Eloise L. Mackus, Esq.
Title:	Chief Executive Officer, General Counsel and Corporate Secretary